Exhibit 23.2

We consent to the inclusion in the Annual Report of Nanophase Technologies Corporation and subsidiaries on Form 10-K for the period ended December 31, 2009 of references to our Valuation Report relating to the estimation of fair value of certain auction rate securities held by the Company as of December 31, 2009 and to references to our firm’s name therein.

Houlihan Smith & Company, Inc.

Chicago, Illinois

February 23, 2010